UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 30, 2023

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	46-5145215
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

ITEM 1. INFORMATION REQUIRED IN A CURRENT REPORT, ITEM 9.1 OTHER EVENTS, & ITEM 9.2 FINANCIAL STATEMENTS AND EXHIBITS

On August 14, 2023, Music Licensing, Inc. (OTC: SONG) released its unaudited financial statements for the three months period ended June 30, 2023. The financial statements include the Balance Sheet Statement, Income Statement, Statement of Cash Flow, and Statement of Changes in Equity. The financial statements are attached as Exhibit 100.2 to this Current Report on Form 1-U and are incorporated herein by reference.

Exhibit No.	Description
100.2	June 30, 2023. The financial statements

Forward-Looking Statements

this release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that, all forward-looking statements involve risks and uncertainties, including without limitation, the ability of Music Licensing, Inc. & Pro Music Rights, Inc. to accomplish its stated plan of business. Music Licensing, Inc. & Pro Music Rights, Inc. believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Pro Music Rights, Inc., Music Licensing, Inc., or any other person.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date:	August 14, 2023	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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